

IDB
Inter-American
Development Bank

January 12, 2018

SEC
Mail Processing
Section

JAN 12 2018

Washington DC
408

File Desk
United States Securities
 and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Ladies & Gentlemen:

I hereby enclose two (2) copies of a Report, dated January 12, 2018 of the Inter-American Development Bank (the "Bank"), being filed pursuant to Rule 3 of Regulation IA, with respect to an issuance of securities under the Bank's Global Debt Program pursuant to the Prospectus dated January 8, 2001 and the Pricing Supplement dated as of January 12, 2018.

Sincerely yours,

Alessandro Macri
Chief Counsel
Corporate Legal Affairs Division

Enclosures